SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated January 06, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated on January 06, 2016 the Company reported that from 12 and 13 January 2016,  will make available to its ADR holders the payment of the accumulated unpaid dividends declared in June 2014, November 2014, March 2015 and November 2015 according to the following information:

Dividend Announcement	Record Date	Distribution Date	Amount to distribute* (ARS)	USD/ADR*
06/18/2014	06/27/2014	01/12/2016	2,782,371.63	0.595171
11/06/2014	11/20/2014	01/13/2016	1,467,903.91	0.343942
03/30/2015	04/14/2015	01/12/2016	3,123,657.91	0.740244
11/03/2015	11/16/2015	01/13/2016	2,976,289.53	0.703246
* Amount before taxes

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: January 06, 2016